

Mail Stop 3561

October 2, 2008

Mr. Kevin Ericksteen
Chief Financial Officer
Shelby Group, Inc.
10135 E. Via Linda Road, Suite D-224A
Scottsdale, AZ, 85260

   Re: Shelby Group, Inc.
     Form 10-KSB for the Year Ended December 31, 2007
     Filed April 1, 2008
     File No. 0-32773

Dear Mr. Ericksteen:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief